UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333-235653, 333-232256, and 333-167860. The information contained in Exhibit 99.4 of this Form 6-K is incorporated by reference into the registrant’s following registration statement on Form F-3: File Nos. 333-235653.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Fourth Amendment, dated March 31, 2020, to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P.

99.2	First Amendment to the Master Services Agreement, dated as of March 31, 2020, by and among Brookfield Asset Management Inc., the Service Recipients and the Service Providers

99.3	Guarantee indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada

99.4	Notice of Articles and Articles of Brookfield Infrastructure Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: April 1, 2020	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary